EXHIBIT (d)(2)

October 3, 2002

InforMax, Inc.
c/o Bear, Stearns & Co., Inc.
Attn: Christopher DeMarco
383 Madison Avenue
New York, NY 10179

Dear Mr. DeMarco:

Reference is made to our letter of September 25, 2002 wherein Invitrogen Corporation (“Invitrogen” or the “Buyer”) submitted a proposal (the “September 25th Proposal”) to acquire, through a wholly owned subsidiary, all of the common stock of InforMax, Inc. (“you” or the “Company”), upon the terms and subject to the conditions set forth therein. This letter supplements the September 25th Proposal and together therewith shall constitute Invitrogen’s final proposal (the “Proposal”) for the Company.

The basic terms of the Proposal are as follows:

1.	Purchase Price. Subject to satisfactory completion of the specific, limited due diligence items and other conditions set forth in this letter and in the September 25th Proposal, the Buyer proposes to acquire the Company for $42 million in cash (the “Transaction”). The per share amount of our Proposal is subject to mutual confirmation of the amount of issued and outstanding common shares, as well as exercisable options and warrants of the Company.

2.	Management Contracts. Further to our September 25th Proposal, we would like to have discussions with the members of InforMax senior management we have identified in order to determine appropriate roles during the integration process and to discuss ongoing employment arrangements with Invitrogen.

3.	Directors & Officers Insurance. Buyer intends to purchase Directors and Officers Insurance (“D&O Policy”) and agrees to pay up to an aggregate of $4 million for such D&O Policy for a tail of 6 years. If the cost of such a D&O Policy is above $4 million, the Company and Invitrogen will discuss adjusting the terms and conditions of such D&O Policy to reduce the cost to $4 million.

4.	Exclusivity

(a) Between the date of this letter and October 15, 2002, or such earlier date as Invitrogen and the Company mutually agree to discontinue discussions regarding the Transaction (the “Expiration Date” and such period being referred to as the “Exclusivity Period”), the Company will not, nor will it authorize or permit its officers, directors, employees, affiliates and legal, accounting and financial advisors to, take any action to solicit, initiate, seek, encourage or support any inquiry, proposal or offer from, furnish any information to, or participate in any negotiations with, any corporation, limited liability company, partnership, person or other entity or group, other than negotiations and discussions with Invitrogen (“Permitted Discussions”), regarding any asset purchase, stock purchase, merger, consolidation, share exchange or other business combination with or involving the Company, or any acquisition of the stock or assets of the Company (other than (i) acquisitions of inventory or asset sales made in the ordinary course of the Company’s current business consistent with past practice and (ii) issuances of stock of the Company pursuant to the exercise or conversion of currently outstanding options, warrants, convertible securities or other equity equivalents of the Company) or options or other rights with respect thereto (an “Alternate Transaction”).

(b) The Company agrees that any negotiations relating to an Alternate Transaction (other than Permitted Discussions) will be suspended during the Exclusivity Period and that in no event will the Company accept or enter into an agreement concerning an Alternate Transaction during the Exclusivity Period with any party other than Invitrogen. The Company represents and warrants that it has the legal right to enter into discussions with Invitrogen regarding the Transaction and to terminate or suspend any pending negotiations relating to an Alternate Transaction and agrees to indemnify Invitrogen, its officers, directors, employees, affiliates and advisors from and against any claims by any person based upon or arising out of its respective compliance with the terms of this letter agreement.

5.	Limited Binding Effect. Except as set forth in this Paragraph 5, this letter, together with the September 25th Proposal, is nonbinding and is intended solely as a summary of the terms that are currently proposed by Invitrogen. The parties acknowledge that they neither intend to enter, nor have they entered into any agreement to negotiate a definitive agreement pursuant to this document and either party may at any time prior to execution of such definitive agreement propose different terms from those summarized here or unilaterally terminate all negotiations without any liability whatsoever to the other party. This Proposal is intended solely as a summary of the terms that are currently proposed by Invitrogen and except for the provisions of paragraphs 4 and 5 hereof and paragraphs 9 and 10 of the September 25th Proposal (all of which are intended to be binding), is not intended to be a legally binding agreement or to create rights in favor of either party with respect to a potential transaction. This letter shall be governed by the laws of the State of Delaware without regard to conflict of law principles.

Please contact me or Burke Smith of UBS Warburg at 310-556-6733 if you have any questions regarding the contents of this letter.

Sincerely,

/s/ John Thompson John Thompson Vice President, Corporate Development

Acknowledged, and as to Paragraphs 4 and 5
hereof and Paragraphs 9 and 10 of the September
25th Proposal, agreed:

InforMax, Inc.

By:	/s/ John M. Green

Name:	John M. Green

Title:	COO/CFO

Invitrogen Corporation
1620 Faraday Avenue
Carlsbad, CA 92008

September 25, 2002

Informax, Inc.
c/o Bear, Stearns & Co., Inc.
Attn: Christopher DeMarco
383 Madison Avenue
New York, NY 10179

Dear Mr. DeMarco:

Invitrogen Corporation (the “Buyer”) is pleased to submit the following final proposal to acquire, through a wholly owned subsidiary, all of the common stock of Informax, Inc. (“you” or the “Company”), upon the terms and subject to the conditions set forth in this letter which shall constitute Invitrogen’s final proposal (the “Proposal”) for the Company.

We continue to be excited about this potential combination and believe it is in the best interest of the shareholders of each company.

The basic terms of the Proposal are as follows:

1.	Purchase Price. Subject to satisfactory completion of the specific, limited due diligence items outlined below and other conditions set forth in this letter, the Buyer proposes to acquire the Company for $40 million in cash (the “Transaction”). The Proposal assumes a closing at or around year-end 2002. Based on our calculations, this equates to a per share purchase price of $1.32 representing an approximate 110% premium to the Company’s current stock price. Our calculations are based on 26,200,815 issued and outstanding common shares and the list of exercisable options and warrants provided by you. In addition, we reduced the per share purchase price to account for the proposed Incentive Bonus Plan and for a portion of the costs relating to the proposed payout of targeted employee bonuses in the draft Purchase and Sale Agreement (“PSA”) you previously circulated.

2.	Transaction Structure. We would structure the transaction as a cash tender Proposal to Informax shareholders.

3.	Sources of Financing. The Buyer would finance the acquisition with cash on hand and the Proposal is therefore not subject to obtaining any third party financing commitments.

4.	Purchase and Sale Agreement. Enclosed is a memorandum and mark-up of the PSA from our legal counsel, Gray Cary, outlining our comments on the PSA. Our Proposal is subject to the execution of a definitive PSA in the form acceptable to Invitrogen and the satisfaction of the conditions set forth therein. We would anticipate a parallel negotiation of the PSA while we complete our due diligence.

With respect to employee benefits, you will see that we have removed language requiring Invitrogen to provide Informax employees with benefits “no less favorable in the aggregate” than the existing Informax benefits. In our experience, this type of provision is difficult to administer. We instead propose to give Informax employees credit for years served with Informax and will transition such employees into Invitrogen’s benefit plans. Based on our review of the Informax plans, we believe Invitrogen’s plans will be more beneficial for employees. We will be prepared to review these plans with appropriate Company representatives as part of the final Transaction negotiations.

5.	Management Contracts. We will require the following individuals to enter into employment agreements for a period of up to one year:
     John Green
     Stephen Lincoln
     Janet Lynch Lambert

Annual compensation will be at the individual’s current rate, with benefits and incentive compensation targets based on Invitrogen’s existing programs. The individuals will also be recommended to the Compensation and Organization Committee of Invitrogen’s Board of Directors to receive Invitrogen stock option grants at levels commensurate with similar positions within Invitrogen.

Over the next several weeks, our Chairman and CEO, Lyle Turner, would like to meet with Andrew Whitely to discuss our plans for the integration of InforMax with Invitrogen and the possible involvement of Mr. Whitely.

6.	Additional Due Diligence. We are prepared to move quickly to complete our due diligence investigation of the Company, which would include: (i) placing customer calls to survey the Company’s customer relationships and satisfaction with the Company’s products; (ii) arranging for our auditors to meet with the Company’s auditors to gain a better understanding of the Company’s audit process and review relevant working papers; (iii) completing our review of intellectual property issues, including having our legal counsel discuss IP issues and have “freedom to operate” discussions with your legal representatives and reviewing intellectual property assignments from employees.

7.	Necessary Approvals. Invitrogen’s Board has approved this Offer subject to the terms outlined herein. Our Offer remains subject to all required regulatory approvals, including HSR.

8.	Estimated Time to Close. Invitrogen is prepared to move expeditiously, to dedicate significant resources to this process, and to close the Transaction promptly following negotiation of the definitive PSA and completion of its due diligence. We anticipate that the PSA could be signed approximately 7 days after the initiation of negotiations (assuming no delays for completion of necessary Disclosure Schedules to the PSA) with completion of outstanding diligence items anticipated over the same period.

9.	No Public Announcement: No Disclosure. The parties shall make no public announcement concerning any portion of this letter, their discussions, or any memoranda letters or agreements between the parties relation to the potential transaction prior to the signing of a definitive agreement by both parties. At such time, the parties shall agree upon consultation with the other party, either party may at any time make disclosures regarding the potential transaction if it is advised by legal counsel that such disclosure is required under applicable law or regulatory authority. Except as permitted by the preceding sentence, under no circumstances will Invitrogen or the Company (or any of their respective officers, directors, employees, affiliates, advisors or agents) discuss or disclose the existence or terms of this letter (or that the parties are holding discussions with each other) with or to any third party, other than such legal, accounting and financial advisors who have a need to know such information solely for purposes of assisting the parties in regarding to the potential transaction. The parties hereby reaffirm the provisions of the letter agreement dated June 25, 2002 between Invitrogen and Bear, Stearns & Co, Inc., governing the exchange of Evaluation Material by the parties in connection with potential transaction.

10.	Limited Binding Effect. This Offer is nonbinding and is intended solely as a summary of the terms that are currently proposed by Invitrogen. The parties acknowledge that they neither intend to enter, nor have they entered into any agreement to negotiate a definitive agreement pursuant to this document and either party may at any time prior to execution of such definitive agreement propose different terms from those summarized here or unilaterally terminate all negotiations without any liability whatsoever to the other party. This Offer is intended solely as a summary of the terms that are currently proposed by Invitrogen and except for the provisions of paragraphs 9 and 10 (which are intended to be binding), is not intended to be a legally binding agreement or to create rights in favor of either party with respect to a potential transaction. This letter shall be governed by the laws of the State of Delaware without regard to conflict of law principles.

Please contact me or Burke Smith of UBS Warburg at 310-556-6733 if you have any questions regarding the contents of this letter. We are very excited about the prospects of this potential transaction and are eager to move forward with you.

Sincerely,

/s/ John Thompson John Thompson Vice President, Corporate Development